Exhibit 99.1

# Nortek Mourns Passing of
# Senior Vice President and Treasurer Edward J. Cooney

**Providence, RI, March 20, 2013** - Nortek, Inc. (Nasdaq: NTK) today announced with great sorrow the sudden passing of Senior Vice President and Treasurer Edward J. Cooney. He joined Nortek as Vice President and Treasurer in 2001 and was appointed Senior Vice President in 2011.

"Beyond the enormous professional contributions he made to our corporate success, Ed Cooney was a mentor, a trusted advisor and a great friend to me and many of us here at Nortek," said Michael J. Clarke, Nortek's President and Chief Executive Officer. "Ed was a tremendous family man and loyal citizen of Rhode Island who garnered widespread respect from all who knew him. He will be sorely missed here and beyond the company. The board of directors and everyone at Nortek extends our heartfelt condolences to Ed's family and friends."

**About Nortek**

Nortek* is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes audio/video and security solutions, digital display mounting solutions, ventilation products such as range hoods and bathroom fans, heating and cooling products, and air management systems.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise.  This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

# # #